Exhibit 99.5

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 48th /2008 EXTRAORDINARY MEETING OF THE BOARD OF
DIRECTORS

DATE, PLACE AND TIME: December 10 2008 at 9:00 a.m. at Avenida Escola Politécnica, 760, 2nd floor, São Paulo-SP. QUORUM: The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) CLOSING OF BRANCHES: 1.1. The Board resolved to authorize the closing of the following branches constituted on the occasion of the 2nd Ordinary Meeting of the Board of Directors held on March 26 2008, the minutes of which were filed with the Companies Registration Office on April 8 2008 under number 114.197/08-8:

NIRE*	CNPJ**	ADDRESS	ACTIVITY
31901871465	01.838.723/0074-82	Avenida Bianco, nº 81, Sala 01, Bairro Centro, Bicas/MG, CEP 36.600-000	Milk Preparation

31901871457	01.838.723/0071-30	Rodovia BR 364, s/nº, km 28, sala 01, Bairro Alto da Boa Vista, Frutal/MG, CEP 38.200-000	Milk Preparation

*NIRE = Company Identification Registration Number

**CNPJ = Corporate Taxpayers’ Registration Number

1.2. The Board of Directors resolved to authorize the closing of the following branch which was constituted in error on the occasion of the 9th Ordinary Meeting of the Board of Directors held on October 28 2008, the minutes of which were filed with the Companies Registration Office of the state of São Paulo on November 10 2008 under number 371.612/08-1  and whose establishment has not had its registration requested from the Brazilian Internal Revenue Service, the State Finance Secretary  and other mandatory public bodies:

NIRE	ADDRESS	ACTIVITY
33900985957	Rua Herculano Pinheiro, nº 333, Sala 03, Bairro Pavuna, Rio de Janeiro/RJ, CEP 2.1532-440	Wholesale Milk and Milk Product Commerce

2)    RE-RATIFICATION OF BRANCH ADDRESSES: The Board resolved to authorize the re-ratification of the address of the following branch, constituted with the incorrect addresses, pursuant to the 9th Minutes of the Ordinary Meeting of the Board of Directors of October 28 2008, recorded at the Companies Registration Office of the state of São Paulo on November 10 2008 under number 371.612/08-1:

NIRE	ACTIVITY	INCORRECT ADDRESS	CORRECT ADDRESS
35903526742	Wholesale Milk and Milk Product Commerce	Rua Professor Mário Hururai, nº 472, Sala 1, Bairro Jardim Alvorada, Itararé/SP, CEP 18.460-000	Rua Professor Mário Hururay de Macedo, nº 472, Sala 1, Bairro Jardim Alvorada, Itararé/SP, CEP 18.460-000

CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, page 73).

NEY ANTONIO FLORES SCHWARTZ

Secretary